UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

nFinanSe Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

65338C 10 9

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 13

CUSIP No. 65338C 10 9

1.	Names of Reporting Persons Porter Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,745,430*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,745,430*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,745,430*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) PN

* Percentage is based on 26,196,714 shares of common stock of nFinanSe Inc. outstanding as of November 5, 2010, based on information supplied by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2010.

Schedule 13G	Page 3 of 13

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1.	Names of Reporting Persons Porter Capital Management Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,744,771*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,744,771*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,771*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) CO IA

* Percentage is based on 26,196,714 shares of common stock of nFinanSe Inc. outstanding as of November 5, 2010, based on information supplied by the Issuer in its Form 10-Q filed with the SEC on November 12, 2010.

Schedule 13G	Page 4 of 13

CUSIP No. 65338C 10 9

1.	Names of Reporting Persons Ben Joseph Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,972,160*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,972,160*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,160*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%*

12.	Type of Reporting Person (See Instructions) PN

* Percentage is based on 26,196,714 shares of common stock of nFinanSe Inc. outstanding as of November 5, 2010, based on information supplied by the Issuer in its Form 10-Q filed with the SEC on November 12, 2010.

Schedule 13G	Page 5 of 13

CUSIP No. 65338C 10 9

1.	Names of Reporting Persons EDJ Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,855,269*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,855,269*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,269*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) CO

* Percentage is based on 26,196,714 shares of common stock of nFinanSe Inc. outstanding as of November 5, 2010, based on information supplied by the Issuer in its Form 10-Q filed with the SEC on November 12, 2010.

Schedule 13G	Page 6 of 13

CUSIP No. 65338C 10 9

1.	Names of Reporting Persons Jeffrey Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,125*

	6.	Shared Voting Power 2,744,771*

	7.	Sole Dispositive Power 13,125*

	8.	Shared Dispositive Power 2,744,771*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,757,896*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%*

12.	Type of Reporting Person (See Instructions) IN

* Percentage is based on 26,196,714 shares of common stock of nFinanSe Inc. outstanding as of November 5, 2010, based on information supplied by the Issuer in its Form 10-Q filed with the SEC on November 12, 2010.

Schedule 13G	Page 7 of 13

CUSIP No. 65338C 10 9

Reference is hereby made to that joint statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) by the reporting persons on December 28, 2006 (the “Original Schedule 13G”), as amended by Amendment No. 1 to the Schedule 13G filed with the SEC on April 24, 2009 (the “Amendment No. 1”), as amended by Amendment No. 2 to the Schedule 13G filed with the SEC on February 12, 2010 (the “Amendment No. 2”), and as amended by Amendment No. 3 to the Schedule 13G filed with the SEC on February 16, 2010 (the “Amendment No.3” and, collectively with the Amendment No. 1, Amendment No. 2 and the Original Schedule 13G, the “Prior Schedule 13G”).  The following items of the Prior Schedule 13G are hereby amended and restated in this Schedule 13G (together with the Prior Schedule 13G, as amended by this amendment, the “Schedule 13G”) as follows:

Item 2.
(a)

Name of Person Filing:

Porter Partners, LP (“Porter Partners”), Porter Capital Management Co. (“Management”), Ben Joseph Partners (“Ben Joseph”), EDJ Limited (“EDJ”) and Jeffrey Porter (“J. Porter” and, collectively with Porter Partners, Management, Ben Joseph and EDJ, the “Reporting Persons”).  Management is the managing general partner of Porter Partners and Ben Joseph, and J. Porter is the general partner of Management.

	(b)	Address of Principal Business Office, if none, Residence: Each Reporting Person: 300 Drake Landing Road, Suite 175 Greenbrae, California 94904
	(c)	Citizenship:

		Porter Partners:	California
		Management:	California
		Ben Joseph:	California
		EDJ:	Bahamas
		J. Porter:	United States
	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
	(e)	CUSIP Number: 65338C 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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CUSIP No. 65338C 10 9

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.
Not applicable.

Item 4.	Ownership

This Schedule 13G relates to shares of common stock of nFinanSe Inc. (the “Issuer”) owned beneficially by: (1) Porter Partners, (2) Management, (3) Ben Joseph, (4) EDJ and (5) J. Porter.  Management is the managing general partner of Porter Partners and Ben Joseph, and J. Porter is the general partner of Management.  J. Porter, through Management, exercises voting and dispositive discretion with respect to the shares of the Issuer’s common stock owned beneficially by Porter Partners and Ben Joseph.  J. Porter & Co., a California general partnership, is the trading advisor of EDJ, and J. Porter is the managing general partner of J. Porter & Co. J. Porter, through  J. Porter & Co.,  exercises voting and dispositive discretion with respect to the shares of the Issuer’s common stock owned beneficially by EDJ.  Accordingly, J. Porter has shared voting and dispositive power with regard to the respective shares of the Issuer’s common stock owned beneficially by such entities. J. Porter disclaims beneficial ownership of the securities held by these entities except for his pecuniary interest therein.  The percentages set forth in this Schedule 13G are based upon the total number of shares of the Issuer’s common stock outstanding of 26,196,714 shares based on information provided by the Issuer.

Schedule 13G	Page 9 of 13

CUSIP No. 65338C 10 9

(a)	Amount beneficially owned:
(1)	Porter Partners:	2,745,430 shares
(2)	Management:	2,744,771 shares
(3)	Ben Joseph:	1,972,160 shares
(4)	EDJ:	2,855,269 shares
(5)	J. Porter:	2,757,896 shares
(b)	Percent of class:
(1)	Porter Partners:	9.9%
(2)	Management:	9.9%
(3)	Ben Joseph:	7.0%
(4)	EDJ:	9.9%
(5)	J. Porter:	9.9%
(c)	Number of shares as to which the person has:
i.	Sole power to vote or to direct the vote:
(1)	Porter Partners:	0 shares
(2)	Management:	0 shares
(3)	Ben Joseph:	0 shares
(4)	EDJ:	0 shares
(5)	J. Porter:	13,125 shares
ii.	Shared power to vote or to direct the vote:
(1)	Porter Partners:	2,745,430 shares
(2)	Management:	2,744,771 shares
(3)	Ben Joseph:	1,972,160 shares
(4)	EDJ:	2,855,269 shares
(5)	J. Porter:	2,744,771 shares
iii.	Sole power to dispose or to direct the disposition of:
(1)	Porter Partners:	0 shares
(2)	Management:	0 shares
(3)	Ben Joseph:	0 shares
(4)	EDJ:	0 shares
(5)	J. Porter:	13,125 shares

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CUSIP No. 65338C 10 9

(iv)	Shared power to dispose or to direct the disposition of:

(1)	Porter Partners:	2,745,430 shares
(2)	Management:	2,744,771 shares
(3)	Ben Joseph:	1,972,160 shares
(5)	EDJ:	2,855,269 shares
(6)	J. Porter:	2,744,771 shares

The shares of the Issuer’s common stock reported in this Schedule 13G as being owned beneficially by the Porter Partners, Management, Ben Joseph, EDJ and J. Porter include shares of the Issuer’s preferred stock (the “Preferred Stock”), which are convertible into shares of the Issuer’s common stock.  Certain shares of the Issuer’s common stock issuable upon exercise of warrants to purchase shares of the Issuer’s common stock (the “Warrants”) are excluded and are not reported in this Schedule 13G as being owned beneficially by the Reporting Persons.  The terms of the Preferred Stock and the Warrants include provisions that limit their conversion or exercise, as applicable, under certain circumstances, generally relating to the percentage of shares of the Issuer’s common stock owned beneficially by the holder thereof.

As reported in this Schedule 13G,  the beneficial ownership of Porter Partners, Management, Ben Joseph, EDJ and J. Porter includes 1,642,777 shares, 1,536,618 shares, 933,330 shares, 1,738,840 shares and 1,536,618 shares of the Issuer’s common stock issuable to Porter Partners, Management, Ben Joseph, EDJ and J. Porter, respectively, upon conversion of the Preferred Stock.  In addition, the beneficial ownership of Ben Joseph and EDJ includes 933,330 shares and 918,298 shares of the Issuer’s common stock issuable to Ben Joseph and EDJ upon exercise of Warrants.  In addition, as reported in this Schedule 13G, the beneficial ownership of Porter Partners, Management, Ben Joseph, EDJ and J. Porter does not include 7,417,603 shares, 8,457,092 shares, 0 shares, 0 shares and 8,457,092 shares of the Issuer’s common stock issuable to Porter Partners, Management, Ben Joseph, EDJ and J. Porter, respectively, upon conversion of the Preferred Stock and does not include 5,827,870 shares, 6,761,200 shares, 0 shares, 695,722 shares and 6,761,200 shares, respectively, of the Issuer’s common stock which the Reporting Persons have the right to acquire upon exercise of the Warrants, but cannot currently be acquired as a result of the aforementioned limitations on conversion or exercise, as applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Management is an investment adviser the clients of which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.  Except as set forth in this Schedule 13G, no client separately holds more than five percent of the outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

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Item 8.	Identification and Classification of Member of the Group

Management is an investment adviser and is the general partner of investment limited partnerships, including Porter Partners and Ben Joseph.  J. Porter is the controlling owner of Management.  Porter Partners is filing this Schedule 13G jointly with the other reporting persons, but not as a member of a group, and expressly disclaims membership in a group.  In addition, the filing of this Schedule 13G on behalf of Porter Partners should not be construed as an admission that it is, and Porter Partners disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the shares covered by this Schedule 13G.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 12 of 13

CUSIP No. 65338C 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	PORTER PARTNERS, LP
	By:	Porter Capital Management Co,
its General Partner
		By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	PORTER CAPITAL MANAGEMENT CO.
	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	BEN JOSEPH PARTNERS
	By:	Porter Capital Management Co,
its General Partner
		By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	EDJ LIMITED
	By:	J. Porter & Co., its Trading Advisor
		By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	JEFFREY PORTER

	By:	/s/ Jeffrey Porter

Schedule 13G	Page 13 of 13

CUSIP No. 65338C 10 9

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, each of the undersigned hereby constitute and appoint Porter Capital Management Co., a California general partnership, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Date: February 14, 2011	PORTER PARTNERS, LP
	By:	Porter Capital Management Co,
its General Partner
		By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	PORTER CAPITAL MANAGEMENT CO.
	By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	BEN JOSEPH PARTNERS
	By:	Porter Capital Management Co.,
its General Partner
		By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	EDJ LIMITED
	By:	J. Porter & Co., its Trading Advisor
		By:	/s/ Jeffrey Porter
Name: Jeffrey Porter
Title: General Partner

Date: February 14, 2011	JEFFREY PORTER

	By:	/s/ Jeffrey Porter